Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-4 of SciVac Therapeutics Inc. (File No. 333-208761) for the registration of its common shares and to the inclusion of our report dated March 22, 2016, with respect to the consolidated statement of financial position of SciVac Therapeutics, Inc. as at December 31, 2015 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

/s/ Smythe LLP

Chartered Professional Accountants

Vancouver, Canada
March 23, 2016